Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
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Tel: (312) 407-0700
Fax: (312) 407-0411
November 27, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation- Registration Statement on Form S-1 (File No. 333-136279)
Dear Mr. Kelly:
     On behalf of US BioEnergy Corporation, a South Dakota corporation (the “Company”), we transmit herewith for filing under the Securities Act of 1933, as amended, Amendment No. 6 to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006 (File No. 333-136279), as amended on September 20, 2006 by Amendment No. 1 to the Registration Statement, as amended on September 26, 2006 by Amendment No. 2 to the Registration Statement, as amended on October 27, 2006 by Amendment No. 3 to the Registration Statement, as amended on November 9, 2006 by Amendment No. 4 to the Registration Statement, as amended on November 14, 2006 by Amendment No. 5 (the “Registration Statement”). Enclosed is a copy of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed.
     If you have any questions or comments in connection with Amendment No. 6, please contact the undersigned at (312) 407-0816 or Richard C. Witzel, Jr. at (312) 407-0784.
Very truly yours,
/s/ Brian W. Duwe